[Orrick, Herrington & Sutcliffe LLP Letterhead]

August 8, 2007

VIA FACSIMILE AND HAND DELIVERY

Mr. Max A. Webb, Esquire, Assistant Director

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re:	STRATS Trust for Allstate Corporation Securities, Series 2006-3
Form 10-K for the fiscal year ended December 31, 2006
Filed March 29, 2007, File No. 001-32867

Dear Mr. Webb:

On behalf of Synthetic Fixed-Income Securities, Inc. (“SFIS”), as sponsor and originator of the STRATS Trust for Allstate Corporation Securities, Series 2006-3 (the “Trust”), this letter responds to your letter dated July 25, 2007 providing comments on the above-referenced report on Form 10-K (the “Report”) filed with the Securities and Exchange Commission (the “Commission”) on behalf of the Trust. For your convenience, each of your comments has been reproduced below, followed by the registrants’ response.

Form 10-K

Item 1122(b) of Regulation AB, Significant Obligors of Pool Assets

Comment 1.

We note that The Allstate Corporation is a significant obligor and that you have referenced Allstate’s periodic reports. Please confirm to us that the conditions in Item 1100(c)(2)(i) and (ii) have been met. See also section III.B.10 of the Regulation AB adopting release.

Response:	We hereby confirm that we have reviewed the conditions in Item 1100(c)(2)(i) and (ii) of Regulation AB, and that such conditions have been met with respect to the significant obligor.

Max A. Webb, Esquire

August 8, 2007

Item 1119 of Regulation AB, Affiliations and Certain Relationships and Related Transactions.

Comment 2.

We note the explanation provided that no Item 1199 information is provided in the Form 10-K because the information was previously filed in the 424(b) prospectus. We can not locate this section, which should be separately captioned in the prospectus supplement. Please advise or revise.

Response:	The depositor will promptly file an amendment to the Report to indicate that, based on the standards set forth in Item 1119 of Regulation AB, no information is required in response to this Item.

Exhibit 31.1

Comment 3.	Please provide a Section 302 certification with the correct name for the trust. We note you refer to Form 10-K of STRATS Trust for Proctor & Gamble Securities.
Response:	The depositor will promptly file an amendment to the Report to provide a Section 302 certification referencing STRATS Trust for Allstate Corporation Securities.
Comment 4.	Please revise the signature block to indicate that Mr. Whang is the senior officer in charge of securitizations of the depositor See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.
Response:

The depositor will promptly file an amendment to the above-referenced Report to revise the certification of James Whang attached thereto as Exhibit 31.1 to indicate that Mr. Whang is a senior officer in charge of the securitizations of SFIS.

Exhibit 34.1

Comment 5.	Please provide a proper signature by Ernst & Young LLP.
Response:

The depositor will promptly file an amendment to the above-referenced Report to revise the assessment of Ernst & Young LLP attached thereto as Exhibit 34.1 to provide a proper signature by Ernst & Young LLP.

Max A. Webb, Esquire

August 8, 2007

In connection with responding to your comments, we have been authorized by the registrants to inform you that the registrants hereby acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosure in the Report;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Report; and
•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached for your reference a draft amendment to the Report incorporating the changes discussed above and marked to show changes from the original Report. Should you have any questions or need additional information, please do not hesitate to contact James Whang, Director of Synthetic Fixed Income Securities, Inc., at (704) 715-7082, or Mark Riccardi, of Orrick, Herrington & Sutcliffe LLP, at (202) 339-8431.

Respectfully yours,

/s/ Mark R. Riccardi

Mark R. Riccardi

cc:	H. Yuna Peng
Rolaine Bancroft
James Whang

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